Exhibit 99.1

58.com Announces the Appointment of a New Director

- Promotes Two Vice Presidents -

BEIJING, China, August 22, 2014/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com”), China’s largest online marketplace serving local merchants and consumers, today announced the appointment of a new director, Mr. Xiaoguang Wu.

Mr. Wu currently serves as a Senior Executive Vice President at Tencent. Mr. Wu joined Tencent in 1999 to lead development and product planning for Tencent’s core product QQ instant messaging. He served successively as Project Manager for QQ’s research and development team, General Manager for IM Products, and General Manager for internet business division. Mr. Wu was promoted to Senior Vice President of Internet Services Division and Chief Executive Officer of Tencent E-Commerce Holdings Limited. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing of Internet business. Mr. Wu received a Bachelor of Science degree in weather dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

The Company also announced the promotion of Mr. Xiaohua Chen to Chief Strategic Officer and Mr. Chuan Zhang to Senior Vice President of Product Management.

Mr. Chen has served as 58.com’s Senior Vice President of Product Management and Website Operation since 2007. From June to December 2007, Mr. Chen served as Head of Product Department at ganji.com responsible for product management and customer experience. Prior to joining ganji.com, he was the Senior Project Manager and Chief Editor at Xiamen Haowei Network Technology Co., Ltd. Mr. Chen is a Co-Founder of dunsh.org, a nonprofit search engine optimization website in China. While in college, Mr. Chen co-founded 0755.org.cn, one of the earliest online classifieds providers in China. Mr. Chen received a bachelor’s degree in material formation from Xiangtan University in 2004.

Mr. Zhang has served as 58.com’s Vice President of Product Management since 2011. From 2006 to 2011, Mr. Zhang served as Head of Baidu Union Product Department at Baidu, Inc. responsible for Baidu Union product development and operation. Mr. Zhang served as the Senior Product Manager at the mobile department of UFIDA Software Co. Ltd. from 2005 to 2006. Prior to joining UFIDA, Mr. Zhang was a product development manager at the Planning Board for the Center of Information at the Ministry of Education. Mr. Zhang received a Bachelor’s degree in mathematics from Beijing Normal University in 1997 and an MBA degree from Tsinghua University in 2003.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com